10/1/02

02046688

RECD S.E.C.
OCT 2 1 2002
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER**
**PURSUANT TO RULE 13a-16 OR 15b-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

For the month of October 2002

PROCESSED
OCT 2 3 2002
THOMSON
FINANCIAL

**Cresud S.A.C.I.F. and A**
(Exact name of Registrant as specified in its charter)

**Republic of Argentina**
(Jurisdiction of incorporation or organization)

**Av. Del Libertador 498, 16th Floor, (1001)**
**Buenos Aires, Argentina**
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ☒

**CRESUD S.A.C.I.F. and A**
**(THE "COMPANY")**

**REPORT ON FORM 6-K**

Attached is an English translation of summaries of the letter dated October 16, 2002 filed by the Company with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* handing the Agenda for the General Ordinary and Extraordinary Shareholders' Meeting.

By letter dated October 16, 2002, the Company handed the Agenda for the General Ordinary and Extraordinary Shareholders' Meeting that will be held on November 5, 2002 at 12.30 hours, at Hipólito Yrigoyen 476 2nd Floor. Please find below the translation of the Agenda:

AGENDA

1. Appointment of two shareholders to approve and subscribe the Minutes of the meeting.-
2. Consideration of the reasons causing this meeting to be called on a different date than the one scheduled.-
3. Consideration of the documentation required by Section 234, paragraph 1° of Law 19 550, for the fiscal year ended June 30th, 2002.-
4. Consideration of Mr. Enrique A. Antonini's resignation.-
5. Consideration of the performance of duties by the Board of Directors.-
6. Consideration of the performance of duties by the Audit Committee.-
7. Allocation of profits resulting from fiscal year ended June 30th, 2002.-
8. Consideration of the Board of Directors' compensation for the fiscal year ended June 30th, 2002 amounting to $768,807.- total compensations, (historical amount which re-expressed in steady currency as of 30-6-02 amounts to $894.491) yielding a loss, calculated pursuant to the provisions set forth in the regulations of the Securities and Exchange Commission - Comisión Nacional de Valores.-
9. Consideration of the Audit Committee's compensation for the fiscal year ended June 30th, 2002.-
10. Determination of the number and election of Regular and Alternate Directors.-
11. Appointment of regular and alternate members of the Audit Committee.-
12. Appointment of a Company Accountant to certify during the next fiscal year and determination of his/her compensation.-